Filed by ING Investors Trust (SEC File Nos.: 033-23512; 811-5629) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

February 6, 2014

ING U.S. Investment Management

ING American Funds World Allocation Portfolio Update

The Board of Trustees (the “Board”) of ING American Funds World Allocation Portfolio (the “AF World Allocation Portfolio”) and ING Global Perspectives Portfolio (“Global Perspectives Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”).  The approval of shareholders of the AF World Allocation Portfolio is required before the Merger may take place.

•                 What is happening?

•                 On October 22, 2013, each Portfolio’s Board of Trustees approved a proposal to merge the Portfolios.

•                 Shareholders of AF World Allocation Portfolio were sent a combined proxy statement and prospectus on or about January 24, 2014.

•                 A shareholder meeting will be held on or about February 27, 2014.

•                 Pending shareholder approval, the Merger will occur as of the close of business on or about March 14, 2014.

•                 ING Investment Management Co., LLC (“ING U.S. IM”) serves as sub-adviser to AF World Allocation Portfolio and Global Perspectives Portfolio.  If Merger is approved, shareholders in the AF World Allocation Portfolio will become shareholders in Global Perspectives Portfolio as of the close of business on or about March 14, 2014.

•                 Why is the Merger proposed?

•                 The Adviser and its affiliates are conducting a comprehensive review of the mutual funds offered within the ING Funds complex that is intended to, among other things, enhance the efficiency and reduce the complexity of the ING Funds complex.

•                 The Merger is expected to result in lower net expense ratios, greater asset base in Global Perspectives Portfolio, and reduced overlap of funds offered in the ING Funds complex.

•                 This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

•                 With respect to the Merger, the Adviser noted that in its view, the Merger would provide AF World Allocation Portfolio shareholders with

For financial professional use only.  Not for inspection by, distribution or quotation to, the general public.

•                 An immediate benefit through lower net expenses due to contractual obligations of the adviser and distributor to limit expenses. Certain of these obligations expire on May 1, 2015, while others expire on May 1, 2016.

•                 AF World Allocation Portfolio and Global Perspectives Portfolio have different investment objectives.

•                 Although both Portfolios invest in a combination of underlying funds, the investment strategies for each Portfolio are different. AF World Allocation Portfolio pursues its investment objective by investing 70% in underlying funds that are predominately invested in equity securities and 30% in underlying funds that are predominantly invested in debt instruments. By contrast, Global Perspectives Portfolio employs a rules-based investment strategy. When aggregate earnings in the most recent quarter are higher than aggregate earnings for the prior year, Global Perspectives Portfolio invests 60% of its assets in underlying funds that are predominantly invested in equity securities and 40% of its assets in underlying funds that are predominantly invested in debt securities. When aggregate earnings in the most recent quarter are lower than aggregate earnings for the prior year, Global Perspectives Portfolio invests 30% of its assets in underlying funds that are predominantly invested in equity securities and 70% of its assets in underlying funds that are predominantly invested in debt securities. In addition, AF World Allocation Portfolio invests in underlying funds advised by Capital Research and Management CompanySM. Global Perspectives Portfolio invests in underlying funds advised by the adviser.

•                 Many of the risks of investing in AF World Allocation Portfolio are the same as those of Global Perspectives Portfolio; however Global Perspectives Portfolio also has Investment Model Risk.

•                 The Adviser recommended and the Board agreed that the AF World Allocation Portfolio should be merged with and into Global Perspectives Portfolio.

•                 How do the investment objectives compare?

•                 AF World Allocation Portfolio and Global Perspectives Portfolio have substantially different investment objectives. AF World Allocation Portfolio seeks long-term growth of capital. Global Perspectives Portfolio seeks total return.

•                 What is the experience of the ING U.S. IM?

•                 Global Perspectives Portfolio is managed by Douglas Cote and Karyn Cavanaugh.

•                 Douglas Cote, CFA, Senior Portfolio Manager and Senior Vice President, is ING U.S. IM’s Chief Market Strategist.  Mr. Cote rejoined ING U.S. IM in 2010 having previously worked there from 1994 through 2006, primarily as a senior portfolio manager in Enhanced Core Equities.

•                 Karyn Cavanaugh, CFA, Portfolio Manager and Vice President, is a Market Strategist for ING U.S. IM.  Ms. Cavanaugh joined ING U.S. IM in 2010.  Prior to joining ING U.S. IM, Ms. Cavanaugh spent 15 years as an analyst with Hartford Investment Management Company and more recently two years in Hartford Life’s international Operations.

•                 The performance for AF World Allocation Portfolio is set out below. Because Global Perspectives Portfolio had not commenced operations as of the calendar year ended December 31, 2012, no annual performance information is included.

Average Annual Total Returns%
(for the periods ended December 31, 2012)

	1 Year	5 Years (or life of the class)		10 Years (or life of the class)	Inception Date
AF World Allocation Portfolio
Class (None)	13.05%	6.28%		N/A	09/29/08
MSCI ACW IndexSM,(1)	16.13%	5.73	%(2)	N/A
BCAB Index(3)	4.21%	6.87	%(2)	N/A
70% MSCI ACW IndexSM,(1)/30% BCAB Index(3) Composite	12.66%	6.59	%(2)	N/A

(1)         The index returns include the reinvestment of dividends and distributions net of withholding taxes, but do not reflect fees, brokerage commissions or other expenses.

(2)         Reflects index performance since the date closest to the Class’ inception for which data is available.

(3)         The index returns do not reflect deductions for fees, expenses or taxes.

•                 How do the Annual Portfolio Operating Expenses compare?

•                 The gross expense ratio for shareholders of AF World Allocation Portfolio is expected to increase as a result of the Reorganization; however, the net expense ratio is expected to decrease as a result of the Reorganization.

Annual Portfolio Operating Expenses(1)

Expenses you pay each year as a % of the value of your investment

	AF World Portfolio		Global Perspectives Portfolio Class ADV		Global Perspectives Portfolio Class ADV Pro Forma
Management Fee	0.10%		0.10%		0.10%
Distribution and/or Shareholder Services (12b-1) Fees	0.60%		0.75%		0.75%
Administrative Services Fee	0.10%		0.10%		0.10%
Other Expenses	0.04%		0.10	%(3)	0.06%
Acquired Fund Fees and Expenses	0.49%		0.65	%(3)	0.65%
Total Annual Portfolio Operating Expenses	1.33%		1.70%		1.66%
Waivers and Reimbursements	(0.12	)%(2)	(0.15	)%(4)	(0.57	)%(4),(5)
Total Annual Portfolio Operating Expenses After Waivers and Reimbursements	1.21%		1.55%		1.09%

(1)         Total Annual Portfolio Operating Expenses may be higher than a Portfolio’s ratio of expenses to average net assets shown in the Portfolio’s Financial Highlights, which reflects the operating expenses of the Portfolio and does not include Acquired Fund Fees and Expenses.

(2)         The adviser is contractually obligated to limit expenses to 0.79% through May 1, 2015; the obligation does not extend to interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses, and extraordinary expenses. The obligation will automatically renew for one-year terms unless: (i) the Adviser provides 90 days written notice of its termination; and (ii) such termination is approved by the Portfolio’s Board; or (iii) the Investment Advisory Agreement has been terminated. The obligation is is subject to possible recoupment by the adviser within 36 months of the waiver or reimbursement. Additionally, the adviser is contractually obligated to further limit expenses to 1.21%, including the AF World Allocation Portfolio’s Acquired Fund Fees and Expenses, through May 1, 2015; this obligation does not extend to interest, taxes, brokerage commissions, and extraordinary expenses. There is no guarantee that this obligation will continue after May 1, 2015. This obligation will continue only if the adviser elects to renew it and is not eligible for recoupment. Notwithstanding the foregoing, termination or modification of this obligation requires approval by the Portfolio’s Board.

(3)         Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

(4)         The adviser is contractually obligated to limit expenses to 1.55% for Class ADV through May 1, 2015; the obligation does not extend to interest, taxes, brokerage commissions, other investment related costs, extraordinary expenses, fees and expenses of borrowings. The obligation will automatically renew for one-year terms unless: (i) the Adviser provides 90 days written notice of its termination; and (ii) such termination is approved by the Portfolio’s Board; or (iii) the Investment Advisory Agreement has been terminated.. This obligation is subject to possible recoupment by the adviser within 36 months of the waiver or reimbursement. For Class ADV, the distributor is contractually obligated to waive 0.15% of the distribution fee through May 1, 2015. There is no guarantee that the distribution fee waiver will continue after May 1, 2015. The distribution fee waiver will only renew if the distributor elects to renew it. Notwithstanding the foregoing, termination or modifications of these obligations require approval by the Portfolio’s Board.

(5)         If shareholders approve the Merger, the adviser is contractually obligated to further limit expenses to 1.09% for Class ADV through May 1, 2016; the obligation does not not extend to interest, taxes, brokerage commissions, other investment related costs, extraordinary expenses, fees and expenses of borrowings. The obligation will automatically renew for one-year terms unless: (i) the Adviser provides 90 days written notice of its termination; and (ii) such termination is approved by the Portfolio’s Board; or (iii) the Investment Advisory Agreement has been terminated. The obligation is subject to possible recoupment by the adviser within 36 months of the waiver or reimbursement. The distributor is contractually obligated to further waive 0.30% of the distribution fee for Class ADV through May 1, 2016. There is no guarantee that this distribution fee waiver will continue after May 1, 2016. Notwithstanding the foregoing, termination or modification of this distribution fee waiver requires approval by the Portfolio’s Board.

The Barclays Capital U.S. Aggregate Bond (“BCAB”) Index is a widely recognized, unmanaged index of publicly issued, investment-grade U.S. Government, mortgage-backed, asset-backed, and corporate debt securities.

The MSCI All Country World (“MSCI ACW”) IndexSM is a free-float adjusted market capitalization index that is designed to measure equity market performance in the global developed and emerging markets.

•                 Can I change my vote?

•                 Yes. A shareholder may change or revoke their proxy at any time prior to its use. Please consult your Proxy Statement/Prospectus for information on how to revise your Proxy Ballot or Voting Instruction Card.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy.  For information regarding the Portfolio please call ING Funds toll free at 1-800-992-0180.

For information regarding any of the Portfolios discussed in this Client Talking Points, please call ING Funds toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of ING American Funds World Allocation Portfolio with and into ING Global Perspectives Portfolio, please call ING Funds toll free at 1-800-992-0180. This Client Talking Points is qualified in its entirety by reference to the Proxy Statement/Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources ING Investment Management U.S. (“ING U.S. IM”) considers reliable; ING U.S. IM does not represent that such information is accurate or complete. Certain statements contained herein may constitute “projections,” “forecasts” and other “forward-looking statements” which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as (i) an offer to buy any security or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. ING U.S. IM assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

For more complete information, or to obtain a prospectus on any ING Fund, please contact your investment professional or ING Investments Distributor, LLC at (800) 992-0180 for a prospectus. The prospectus should be read carefully before investing. Consider the investment objectives, risks, and charges and expenses carefully before investing. The prospectus contains this information and other information about the funds. Check with your Investment Professional to determine which funds are available for sale within their firm. Not all funds are available for sale at all firms.

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